US SEC COPY


# JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207


**US SEC EXEMPTION**
**FILE NO. 82-3572**

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 29 2007
WASH. D.C. 161

28 September 2007

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

07027724

SUPPL

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. Amended SEC Form 17-Q of JG Summit Holdings, Inc. for the period ended June 30, 2007.

2. SEC Form 17-C of JG Summit Holdings, Inc. dated July 18, 2007 regarding the news article entitled "JG Summit to build power plant in Negros".

Thank you very much.

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

dw 11/6

# COVER SHEET

184044

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

**Constante T. Santos**
(Contact Person)

**633-7631**
(Company Telephone Number)

12 31
*Month* *Day*
(Fiscal Year)

**AMENDED**
17Q
(Form Type)

*Month* *Day*
(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SEC Number 184044
File Number ______

**JG SUMMIT HOLDINGS, INC.**
**AND SUBSIDIARIES**

(Company's Full Name)

**43rd Floor, Robinsons-Equitable Tower,**
**ADB Avenue corner, Poveda Road,Pasig City**

(Company's Address)

**633-76-31**

(Telephone Number)

**December 31, 2007**

(Calendar Year Ending)

**SEC FORM 17 – Q**

Form Type

**AMENDED**

Amendment Designation (if applicable)

**For the Quarter Ended**
**June 30, 2007**

Period Ended Date

(Secondary License Type and File Number)

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD., ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

August 21, 2007

**Corporation Finance Department**
Securities and Exchange Commission
SEC Building
EDSA, Greenhills
Mandaluyong City

**Attention:** **Atty. Justina F. Callangan**
Director

Dear Madam,

Attached is JG Summit Holdings, Inc.'s Amended SEC Form 17-Q for the quarter ended June 30, 2007. We are amending the said report to correct the segment reporting section (Expenses) of the accompanying financial statements for the said period.

Very truly yours,

**Michele F. Abellanosa**
Assistant Vice President-Controller

## SECURITIES AND EXCHANGE COMMISSION

## SEC FORM 17-Q

### QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **June 30, 2007**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   **Pasig City, Philippines**

6. Industry Classification Code: [ ] (SEC Use Only)

7. Address of registrant's principal office Postal Code

   **43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600**

8. Registrant's telephone number, including area code

   **(632) 633-7631**

9. Former name, former address and former fiscal year, if changed since last report

   **Not Applicable**

10. Securities registered pursuant to Sections 4 and 8 of the RSA

| Title of each Class | Number of shares of common stock outstanding and amount of debt outstanding |
|---|---|
| **Common Stock** | **6,797,191,657** |

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

## PART I--FINANCIAL INFORMATION

**Item 1. Financial Statements.**

The unaudited consolidated financial statements are filed as part of this Form 17-Q.

**Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

Results of Operations

**Six Months Ended June 30, 2007 vs. June 30, 2006**

JG Summit recorded a net income of ₱2.09 billion for the 2nd quarter of the year, compared to ₱168.14 million in the same period last year. This brings our net income for the first half of 2007 to ₱3.84 billion. Last year's reported net income amounted to ₱4.05 billion, which, included a ₱3.21 billion gain from sale of a portion of the Company's investment in URC. Excluding such gain, our recurring net income for the first semester increased by as much as 355% compared to the recurring net income of ₱842 million for the same period last year.

The significant improvement in our recurring net income was fueled by the record growth in net income contribution of Cebu Pacific, as it reported a ₱2.07 billion net income for six months this year from only ₱72.82 million last year. Exchange gains from the continued appreciation of the Philippine peso against the US dollar also contributed much to the Company's bottomline.

Consolidated revenues increased by 6.2% from ₱39.13 billion last year to ₱41.57 billion this year. Major contributor of this growth is the strong performance of our airline business, which registered a 70.1% increase in its service revenue. The rest of Company's core businesses also contributed to the growth except for our petrochemicals business, which registered a 53% decline in its sales.

Interest income for the first half of the year declined 6% from ₱2.54 billion to ₱2.39 billion this year due to lower average investment portfolio during the period as compared to last year's, coupled with lower translated level of dollar-denominated investments due to the peso appreciation.

Other Income account this year includes, among others, foreign exchange gains amounting to ₱2.58 billion and mark-to-market valuation gains of ₱465.85 million. Last year's other income account

included the one-time gain on sale of URC shares amounting to ₱3.21 billion and foreign exchange loss of ₱216.46 million.

Consolidated cost of sales and services for the first semester of the year slightly increased from ₱20.99 billion last year to ₱21.62 billion this year relative to increase in revenues. Gross margin also improved from 36% to 39%.

Consolidated operating expenses increased 5.5% as a result of higher operating expenses in our airline operations and expansion of our international branded food operations.

Financing costs and other charges incurred for the 1st semester dipped 3.5% due to the continuous strengthening of peso.

Provision for income tax increased 54.7% due to higher provision for deferred income tax which is normally recognized on the unrealized foreign exchange gains and unrealized gross profit on sale of real properties.

EBITDA (earnings before interest, taxes, depreciation and amortization) for the period, excluding the one-time gain, increased 43.8% to ₱13.55 billion with improvements on food, property and airlines businesses, boosted by foreign exchange gains and better cost management.

## FOODS

**Universal Robina Corporation (URC)** posted a consolidated net sales and services of ₱18.3 billion for the six months ended March 30, 2007, a 1.5% growth from the ₱18.0 billion reported in the same period last year. Net sales and services performance by business segment follows: (1) URC's branded consumer foods segment (excluding packaging) increased by ₱527.3 million or 4.1% to ₱13.4 billion in the first semester of fiscal 2007 from ₱12.9 billion in the same period last year, primarily due to 20% increase in sales volume of domestic operations, which was largely driven by the strong performance of its beverage products. The net sales of the packaging division on the other hand, went down to ₱539.5 million or 22.5% drop from ₱696.0 million last year due to 29% decline in sales volume. (2) URC's Agro-Industrial segment recorded a ₱2.7 billion or 12.1% revenue growth brought about by 12% increase in net sales of URC's animal feeds business as a result of higher sales volume. (3) URC's commodity foods segment revenues declined to ₱1.6 billion from ₱2.0 billion last year, primarily due to the 48% increase in internal transfers of flour and sugar to BCFG.

URC's cost of sales and services increased to ₱13.6 billion in the first semester of fiscal 2007 from ₱13.4 billion recorded in the same period last year. This increase in cost was due to higher sales volume and generally higher prices of major raw materials like coffee beans, fresh potatoes and resin. URC's gross profit for the first semester of fiscal 2007 amounted to ₱4.7 billion, an increase of ₱38.8 million versus same period of last year. URC's gross margin was slightly down to 25.8% in the first half of fiscal 2007from 26% for the same period last year. Operating expenses increased by ₱33.5 million to ₱3.1 billion due to 11% increase in freight and handling expenses brought about by higher sales volume and increased freight rate charges associated with higher fuel prices and 10% increase in salaries and wages due to salary adjustments. As a result, income from operations was flat at ₱1.6 billion for the first semester of both fiscal years.

Net income increased by ₱112 million or 8% from ₱1.41 billion last year to ₱1.52 billion this year as a result of the factors discussed above. This does not include the one-time gain on sale of RLC's shares in October 2006 amounting to ₱2.8 billion and recognition of impairment loss on BOPP assets amounting to ₱282.8 million net of deferred tax effect, which was previously taken in the Group's financial statements for the year-end 2006.

URC generated EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) of ₱4.40 billion for the six months ended March 31, 2007, reflecting a 12% increase from ₱3.94 billion realized in the same period last year.

URC will continue to expand its regional operations and domestically firm up its leadership in its core categories and has again set an aggressive target this year to maintain its dominance in the Philippine market as well as in the ASEAN regional market.

URC and its majority-owned subsidiaries' key performance indicators are sales, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items), net income and total assets.

**PROPERTY**

**Robinsons Land Corporation (RLC)** recorded gross revenues of ₱3.99 billion for the first two quarters of fiscal year 2007, up by 19% from last year's ₱3.34 billion. Income from operations likewise increased by 14% from last year's ₱1.19 billion to ₱1.36 billion for the first half of fiscal year 2007. EBITDA stood at ₱2.02 billion, 11% increase from last year's ₱1.81 billion while net income for the six months ended March 31, 2007 amounted to ₱1.22 billion, up by 46% from last year's ₱831 million.

Commercial Centers Division contributed 40.9% or ₱1.63 billion of the Company's gross revenues, up by 6% (excluding the ₱65 million gain from exchange of land property last year) for the first half of the fiscal year. The increase in revenues was principally due to rental escalations and strong rental income from various malls, such as Cainta, Pioneer, Metro Bacolod and Lipa.

RLC's High Rise Buildings Division registered a 36% growth in revenues, from ₱1.12 billion last year to ₱1.52 billion this year, due to initial recognition of realized revenues from two of its ongoing projects, Two Adriatico Place in Ermita Manila and Fifth Avenue Place in Fort Bonifacio. Recurring lease income from its five office buildings amounted to ₱234 million compared to ₱160 million over the same period last year or an increase of 46%. More recently, RLC acquired a 9,819 square meter lot in the prime section at the Bonifacio Global City. This latest acquisition followed its purchase of a 9,118 square meter property, bringing close to two hectares of prime lots for development. The latest property acquisition will be the venue for The Trion Towers project which consists of three-tower premium residential condominium supported by upscale retail shops plus a commercial component. The project is expected to be launched in the fourth quarter of the fiscal year.

The Hotel Division registered gross revenues of ₱556 million as against ₱440 million last year or an increase of 26%. The increase in hotel revenues was principally due to 54% growth in revenues of Crowne Plaza Hotel. The Company's two other hotels and apartelle continue to register satisfactory occupancy rates.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱279 million, up by 53% against last year's ₱182 million due to higher units sold and project completion of ongoing projects.

Real Estate cost and expenses increased by 24% from ₱1.22 billion last year to ₱1.51 billion this year due to higher units sold and to higher project completion by High Rise, particularly Two Adriatico Place and Fifth Avenue Place. Hotel costs and expenses increased due to higher operating costs of Crown Plaza Hotel brought about by higher level of operations. General and Administrative expenses was up substantially due to higher salaries and higher commissions on account of higher sales of High Rise Division, among others. Net finance income went up by 424% to ₱388 million due to higher financing income from installment receivables as well as higher interest income from short term money market placements.

RLC's key performance indicators are Gross Revenues, EBIT, EBITDA, Net Income and Debt to Equity Ratio all of which showed improvement during the period.

## TELECOMMUNICATIONS

**DIGITEL** generated combined service and non-service revenues of ₱3,980.0 million for the six-month period ended June 30, 2007, higher by 0.2% from the ₱3,971.5 million generated for the same period in 2006.

The wireline voice communication services registered service revenues of ₱2,071.1 million for the six months ended June 30, 2007. Similar to the first quarter results, the decline is contained at 12.5% over last year's revenues of ₱2,366.6 million. The shift in technology easily connecting people regardless of location affected the revenues from international and domestic tolls. It is further exacerbated by the decreasing rates and continued appreciation of the peso against the dollar resulting also to the decline in the foreign currency adjustment portion of the monthly recurring charges. Providing cushion to the reduced international and domestic traffic and peso appreciation is the growth of ADSL and wireless telephone with broadband services, known as MANGo. Service revenues for wireline data communication services for the six months ended June 30, 2007 amounted to ₱235.3 million, posting an increase of 26.4% over the revenues of same period last year of ₱186.1 million. The increase was fuelled by subscriptions brought about by demand for higher domestic and international bandwidth. This was also driven by the offering of IP VPN service in the last quarter of 2006. The wireless communications business posted an improvement in operating revenues of ₱1,754.2 million during the six-month period ended June 30, 2007 from ₱1,495.3 million during the same period last year. Revenues from unlimited services which accounted for 60.3% of wireless net service revenues, improved significantly by ₱250.3 million or 31.4% against revenues reported during the same period last year as our consumers experienced continuing improvement in our network coverage as a result of aggressive network roll-outs.

Consolidated operating expenses for the six-month ended June 30, 2007 reported at ₱2,932.3 million, is 3.5% higher than the consolidated figure of ₱2,832.1 million for the same period in 2006.

Network-related expenses increased by 5.2% or ₱56.1 million due largely to the aggressive roll out activities undertaken in the wireless business during the period. General and administrative expenses, however, were lower by 0.7% or ₱9.4 million on account of decreased utilities and outside services.

Net loss improved from ₱1,443.1 million in 2006 to ₱297.5 million in 2007 due to net foreign exchange gain recognized in 2007 of ₱1,705.3 million against foreign exchange loss of ₱252.6 million for the same period in 2006.

As a result of the foregoing, DIGITEL registered a consolidated EBITDA of ₱1,047.6 million for the six-month ended June 30, 2007, lower by 8.1% against ₱1,139.5 million during the same period in 2006 mainly due to higher network related expenses incurred this year.

## AIR TRANSPORTATION

**Cebu Air, Inc. (Cebu Pacific)** reported revenues of ₱7.55 billion for the six-month period ended June 30, 2007, a 70.1% increase over last year's ₱4.44 billion brought about by increase in number of passengers. Costs and operating expenses increased by 40.6%, from ₱4.12 billion last year to ₱5.79 billion this year brought about by higher operations-related expenses and depreciation expense. Finance costs also increased, from ₱175.04 million last year to ₱463.95 million this year relative to increase of its dollar-denominated obligation. Cebu Pacific recognized a foreign exchange gain of ₱759.85 million this year, whereas a foreign exchange loss of ₱66.79 million was booked last year.

The substantial increase in revenues and recognition of foreign exchange gain contributed to the significant increase in net income this year from ₱72.82 million last year to ₱2.07 billion this year.

**PETROCHEMICALS**

**JG Summit Petrochemicals Corporation's (JGSPC)** revenue decreased by 53% during the period from last year's ₱2.91 billion to this year's ₱1.37 billion, as a result of drop in sales volume by 56%. JGSPC recognized a gross loss of ₱7.71 million during the first half of fiscal 2007 from a gross profit of ₱234.45 million for the same period last year due to high cost of raw materials. Variable selling expenses and operating expenses both decreased by 23% due to lower production during the year. However, drop in expenses cannot offset the significant decrease in gross profit, thus net loss increased from ₱90.41 million last year to ₱412.09 million this year.

**EQUITY EARNINGS**

Equity earnings from associated companies and joint ventures were reported at ₱654.91 million for the six-month period ended June 30, 2007, higher by 31% from last year's equity earnings of ₱499.84 million. The growth was attributable to higher income recorded by UIC this year due to consolidation of the results of Pan Pacific hotel. Marina Centre Holdings acquired the remaining 50% interest in Pan Pacific hotel in the end of March 2007.

**TEXTILES**

**Litton Mills, Inc.**, reported under discontinued operations, posted a net loss of ₱322.13 million for the six-month period ended March 31, 2007 from last year's ₱35.35 million. Revenues dropped significantly from ₱1.21 billion last year to only ₱391.51 million this year since it ceased operations in November 2006. LMI also recorded a ₱218.74 million inventory loss this year, contributing to the higher net loss recognized this year.

**Financial Position**

**June 30, 2007 vs. December 31, 2006**

As of June 30, 2007, the Company's balance sheet remains solid, with consolidated assets of ₱227.04 billion from ₱220.37 billion as of December 31, 2006.

Cash and cash equivalents decreased from ₱24.83 billion as of December 31, 2006 to ₱18.82 billion as of June 30, 2007 since balance of cash and cash equivalents as of December 31, 2006 include proceeds from follow on offering of RLC. The principal source of cash was from operating activities amounting to ₱6.55 billion. As of June 30, 2007, net cash used in investing activities amounted to ₱11.56 billion, while net cash used in financing activities amounted to ₱997.96 million. Investment in bonds and equity securities, presented under financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments, dropped by 5.5% from ₱27.15 billion as of December 31, 2006 to ₱25.65 billion as of June 30, 2007 due to unloading of some government securities of RSB. The Company does not expect any liquidity problems that may arise in the near future.

Receivables went up by 14.9% from ₱14.53 billion as of December 31, 2006 to ₱16.70 billion as of June 30, 2007 due to higher level of trade receivables of real estate business.

Inventories grew by 30.9% from ₱8.95 billion as of December 31, 2006 to ₱11.72 billion as of June 30, 2007 due to increased level of finished goods, raw materials and materials in transit of food business.

Other current assets increased by 31.8% to ₱4.25 billion as of June 30, 2007 from ₱3.22 billion as of December 31, 2006 due to increase in advances to suppliers.

Assets of disposal group classified as held for sale dropped by 30.5% to ₱1.78 billion as of June 30, 2007 from ₱2.57 billion as of December 31, 2006 due to disposal of inventories by the textile business.

Investment properties rose to ₱23.82 billion as of June 30, 2007, from ₱20.30 billion in December 31, 2006 due to acquisition of properties and continuous development of the real estate business.

Property, plant and equipment rose to ₱98.30 billion as of June 30, 2007, from ₱92.81 billion in December 31, 2006 mainly due to additional aircraft acquired by the airline business.

Derivative liabilities grew by 175.6% to ₱762.1 million as of June 30, 2007 from ₱276.6 million in December 31, 2006 mainly due to recognition of lower fair value on derivative instruments of JG Capital group during the period.

Income tax payable increased by 71.9% from ₱246.25 million as of December 31, 2006 to ₱423.20 million as of June 30, 2007 mainly due to the food business which recognized tax liabilities for the first semester of fiscal 2007.

Other current liabilities increased by 30.9% to ₱5.25 billion as of June 30, 2007 from ₱4.01 billion as of December 31, 2006 due to increased customer deposits of real estate business.

Liabilities directly associated with the assets classified as held for sale decreased by 65.7% from ₱569.35 million as of December 31, 2006 to ₱195.06 million as of June 30, 2007 mainly due to the settlement of the textile business' outstanding liabilities during the period.

Long-term debt, including current portion, dropped by 5.1% from ₱69.74 billion as of December 31, 2006 to ₱66.19 billion mainly due to the continued appreciation of Philippine Peso vis a vis the US Dollar, which affected the translated level of the Group's foreign-denominated obligations.

Deferred tax liabilities increased by 10.6% from ₱4.22 billion as of December 31, 2006 to ₱4.66 billion as of June 30, 2007 due to recognition of deferred tax on unrealized foreign exchange gain booked by the telecommunications business. In addition to this, the real estate business also recorded deferred tax on its gross profit recorded per books against that of their gross receipts.

Other noncurrent liabilities grew 88.7% to ₱3.70 billion as of June 30, 2007 due to higher level of accrued project costs recorded by the telecommunications business.

Stockholders' equity grew to ₱73.25 billion as of June 30, 2007 from ₱69.55 billion at the end of 2006. Book value per share improved from ₱10.23 per share as of December 31, 2006 to ₱10.78 per share as of June 30, 2007.

## KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of June 30, 2007 and December 31, 2006 and for the six months ended June 30, 2007 and 2006:

| Key Financial Indicators | 2007 | 2006 |
|---|---|---|
| Revenues | P41,570 million | P39,134 million |
| EBIT | P8,703 million | P5,424 million |
| EBITDA | P13,548 million | P9,424 million |
| Current ratio | 1.24 | 1.43 |
| Gearing ratio | 0.88 | 0.96 |
| Net debt to equity ratio | 0.49 | 0.49 |
| Book value per share | 10.78 | 10.23 |

The manner by which the Company calculates the above key performance indicators for both year-end 2007 and 2006 is as follows:

| Key Financial Indicators | | |
|---|---|---|
| Revenues | = | Total of sales and services, interest and investment income, equity in net earnings and other income |
| EBIT | = | Earnings before interest expense and taxes computed as net income before nonrecurring items add provision for income tax and financing costs. |
| EBITDA | = | Earnings before interest, taxes and depreciation and amortization computed as net income before nonrecurring items add (deduct) provision for income tax, financing costs and depreciation and amortization. |
| Current ratio | = | Total current assets over current liabilities |
| Gearing ratio | = | Total Financial Debt over Stockholders' Equity and Minority Interest. |
| Net debt to equity ratio | = | Total Financial Debt less Cash including Financial Assets at FVPL and AFS investments (excluding RSB Cash and AFS investments) over Stockholders' Equity and Minority Interest. |
| Book value per share | = | Stockholders' Equity over outstanding no. of common shares as of year-end |

As of June 30, 2007, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

## PART II – OTHER INFORMATION

NONE

---

## SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized

**JG SUMMIT HOLDINGS, INC.**

By:

**CONSTANTE T. SANTOS**
SVP - Corporate Controller
Date 08-21-07

**MICHELE F. ABELLANOSA**
AVP - Controller
Date 08-21-07

## JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
**(In Thousands)**

| | June 30, 2007 (Unaudited) | December 31, 2006 (Audited) |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | P18,826,233 | P24,834,015 |
| Financial assets at fair value through profit and loss | 21,815,149 | 22,012,174 |
| Available-for-sale investments | 3,657,913 | 4,692,337 |
| Receivables - net | 16,697,757 | 14,527,367 |
| Inventories - net (Note 2) | 11,715,342 | 8,951,293 |
| Derivative assets | 1,725,830 | 1,520,700 |
| Other current assets | 4,248,135 | 3,223,800 |
| | 78,686,359 | 79,761,686 |
| Assets of disposal group classified as held for sale | 1,784,444 | 2,567,520 |
| Total Current Assets | 80,470,803 | 82,329,206 |
| **Noncurrent Assets** | | |
| Held-to-maturity investments | 183,901 | 448,513 |
| Investment properties - net | 23,817,541 | 20,296,527 |
| Investments in associates and joint ventures - net | 18,226,713 | 18,914,005 |
| Property, plant and equipment - net | 98,299,584 | 92,813,616 |
| Goodwill - net | 814,371 | 844,548 |
| Biological assets - bearer | 863,484 | 817,004 |
| Intangibles - net | 91,533 | 115,179 |
| Other noncurrent assets | 4,274,572 | 3,788,338 |
| Total Noncurrent Assets | 146,571,699 | 138,037,730 |
| | P227,042,502 | P220,366,936 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued expenses | P33,000,247 | P32,102,147 |
| Short-term debt | 15,585,277 | 14,643,708 |
| Current portion of long-term debt (Note 3) | 9,867,720 | 5,835,973 |
| Income tax payable | 423,200 | 246,251 |
| Derivative liabilities | 762,108 | 276,564 |
| Other current liabilities | 5,248,319 | 4,008,531 |
| | 64,886,871 | 57,113,174 |
| Liabilities directly associated with the assets classified as held for sale | 195,055 | 569,348 |
| Total Current Liabilities | 65,081,926 | 57,682,522 |
| **Noncurrent Liabilities** | | |
| Long-term debt - net of current portion (Note 3) | 56,322,605 | 63,908,887 |
| Cumulative redeemable preferred shares | 2,107,819 | 2,107,819 |
| Deferred income tax liabilities - net | 4,663,459 | 4,216,201 |
| Other noncurrent liabilities | 3,698,355 | 1,960,288 |
| Total Noncurrent Liabilities | 66,792,238 | 72,193,195 |
| Total Liabilities | 131,874,164 | 129,875,717 |
| **Equity** | | |
| Equity attributable to equity holders of the parent: | | |
| Paid-up capital | 12,856,988 | 12,856,988 |
| Retained earnings | 60,974,476 | 57,136,033 |
| Other reserves | 141,015 | 280,383 |
| Treasury shares | (721,848) | (721,848) |
| | 73,250,631 | 69,551,556 |
| Minority interest | 21,917,707 | 20,939,663 |
| Total Equity | 95,168,338 | 90,491,219 |
| | P227,042,502 | P220,366,936 |

***See accompanying Notes to Unaudited Consolidated Financial Statements.***

## JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
## UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
**(In Thousands Except Per Share Amounts)**

| | Quarters Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| **CONTINUING OPERATIONS** | | | | |
| **REVENUE** | | | | |
| Sale of goods and services: | | | | |
| Foods | **P9,109,551** | P8,891,745 | **P18,308,580** | P18,044,997 |
| Air transportation | **4,353,060** | 2,474,159 | **7,547,917** | 4,436,735 |
| Real estate and hotels | **1,918,010** | 1,624,751 | **3,981,871** | 3,343,496 |
| Telecommunications | **2,040,691** | 1,952,758 | **3,979,969** | 3,971,543 |
| Petrochemicals | **800,826** | 1,498,312 | **1,367,466** | 2,909,322 |
| Interest income | **1,136,406** | 966,984 | **2,388,137** | 2,541,054 |
| Equity in net income of associates and joint ventures | **351,876** | 253,757 | **654,918** | 499,840 |
| Others | **1,846,202** | (1,525,213) | **3,341,854** | 3,386,601 |
| | **21,556,622** | 16,137,253 | **41,570,712** | 39,133,588 |
| **EXPENSES** | | | | |
| Cost of sales and services | **10,959,021** | 10,122,894 | **21,622,810** | 20,992,613 |
| Operating and other expenses | **5,089,886** | 4,634,887 | **9,952,207** | 9,435,870 |
| Financing costs and other charges | **1,826,189** | 1,587,469 | **3,687,051** | 3,820,170 |
| | **17,875,096** | 16,345,250 | **35,262,068** | 34,248,653 |
| **INCOME BEFORE INCOME TAX** | **3,681,526** | (207,997) | **6,308,644** | 4,884,935 |
| **PROVISION FOR INCOME TAX** | **791,935** | 7,074 | **1,177,491** | 761,192 |
| **INCOME AFTER INCOME TAX FROM CONTINUING OPERATIONS** | **2,889,591** | (215,071) | **5,131,153** | 4,123,743 |
| **INCOME (LOSS) AFTER INCOME TAX FROM DISCONTINUED OPERATIONS** | **(314,964)** | 4,137 | **(322,134)** | (52,229) |
| **NET INCOME** | **P2,574,627** | (P210,934) | **P4,809,019** | P4,071,514 |
| **ATTRIBUTABLE TO** | | | | |
| Equity holders of the parent | **P2,092,563** | P168,136 | **P3,838,443** | P4,049,459 |
| Minority interest | **482,064** | (379,070) | **970,576** | 22,055 |
| | **P2,574,627** | (P210,934) | **P4,809,019** | P4,071,514 |
| **EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT** | | | | |
| Basic/diluted earnings per share (Note 4) | **P0.31** | P0.02 | **P0.56** | P0.60 |
| Basic/diluted earnings per share from continuing operations | **P0.35** | P0.02 | **P0.61** | P0.60 |

***See accompanying Notes to Unaudited Consolidated Financial Statements.***

Certain accounts on June 30, 2006 Unaudited Consolidated Financials Statements were restated to conform with the June 30, 2007 Unaudited Consolidated Financial Statements.

## JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

## UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

**(In Thousands)**

| | Six Months Ended June 30 | |
|---|---|---|
| | 2007 | 2006 |
| **Capital stock** - P1 par value | | |
| Authorized: | | |
| Common - 12,850,800,000 shares | | |
| Preferred - 2,000,000,000 shares | | |
| Issued: | | |
| Common - 6,895,273,657 shares | P6,895,274 | P6,895,274 |
| **Additional paid-in capital** | 5,961,714 | 5,961,714 |
| **Other reserves** | 141,015 | 610,639 |
| **Retained earnings** | | |
| Beginning | 57,136,033 | 51,118,018 |
| Net income | 3,838,443 | 4,049,459 |
| End | 60,974,476 | 55,167,477 |
| **Treasury stock - at cost** | (721,848) | (721,848) |
| | 73,250,631 | 67,913,256 |
| **Attributable to minority interest** | 21,917,707 | 16,854,222 |
| | P95,168,338 | P84,767,478 |

***See accompanying Notes to Unaudited Consolidated Financial Statements.***

## JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
## UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
**(In Thousands)**

| | Six Months Ended June 30 | |
|---|---|---|
| | 2007 | 2006 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Income before income tax from continuing operations | P6,308,644 | P4,884,935 |
| Income (loss) before income tax from discontinued operations | (322,134) | (52,229) |
| Adjustments for: | | |
| Depreciation and amortization | 4,845,364 | 3,999,445 |
| Interest expense | 3,487,906 | 3,666,682 |
| Interest income | (2,388,137) | (2,541,054) |
| Equity in net income of associates and joint ventures | (654,918) | (499,840) |
| Provisions for impairment losses on receivables | 91,457 | 84,830 |
| Operating income before changes in operating accounts | 11,368,182 | 9,542,769 |
| Changes in operating assets and liabilities: | | |
| Decrease (increase) in: | | |
| Receivables | (2,270,065) | (3,678,163) |
| Inventories | (2,108,034) | (159,806) |
| Other current assets | (1,189,631) | (423,671) |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | 829,198 | (634,906) |
| Other current liabilities | 1,725,332 | 225,339 |
| Net cash generated from (used in) operations | 8,354,982 | 4,871,562 |
| Interest received | 2,441,240 | 2,564,930 |
| Interest paid | (3,785,338) | (3,291,954) |
| Income taxes paid | (459,640) | (365,418) |
| Net cash provided by operating activities | 6,551,244 | 3,779,120 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Net decrease (increase) in: | | |
| Financial assets at fair value through profit and loss | 197,025 | 5,914,558 |
| Available-for-sale investments | 1,059,928 | 8,528 |
| Held-to-maturity investments | 264,613 | (121,928) |
| Other noncurrent assets | (725,299) | 53,071 |
| Biological assets | (46,480) | - |
| Investments in associates and joint ventures | 1,202,841 | (1,386,733) |
| Property, plant and equipment - net | (10,681,673) | (9,711,974) |
| Investment properties - net | (2,832,015) | (1,896,607) |
| Net cash used in investing activities | (11,561,060) | (7,141,085) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Increase (decrease) in: | | |
| Short-term debt | 941,569 | (5,927,703) |
| Long-term debt | (3,583,468) | 6,457,389 |
| Other noncurrent liabilities | 1,636,464 | 627,685 |
| Minority interest in consolidated subsidiaries | 7,469 | 9,044,958 |
| Net cash provided by (used in) financing activities | (997,966) | 10,202,329 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (6,007,782) | 6,840,364 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | 24,834,015 | 5,459,047 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | P18,826,233 | P12,299,411 |

*See accompanying Notes to Unaudited Consolidated Financial Statements.*

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements of the Group have been prepared on a historical cost basis, except for financial assets at fair value through profit and loss (FVPL), available for sale (AFS) investments and certain derivative financial instruments which are measured ar fair value, and biological assets and agricultural produce that have been measured at fair value less estimated point-of-sale costs.

The consolidated financial statements of the Group are presented in Philippine Peso, the Group's functional currency.

Statement of Compliance

The financial statements of the Group have been prepared in compliance with Philippine Financial Reporting Standards (PFRS).

Principles of Consolidation

The unaudited consolidated financial statements as of and for the six months ended June 30, 2007 and 2006 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

| | Effective Percentage of Ownership | |
|---|---|---|
| **Companies** | **2007** | 2006 |
| Foods | | |
| Universal Robina Corporation and Subsidiaries | **59.18** | 59.18 |
| Textiles | | |
| Litton Mills, Inc. | **100.00** | 100.00 |
| Westpoint Industrial Mills Corporation | **100.00** | 100.00 |
| Real estate and Hotels | | |
| Robinsons Land Corporation and Subsidiaries | **60.01** | 85.00 |
| Adia Development and Management Corporation | **100.00** | 100.00 |
| Telecommunications | | |
| Digital Telecommunications Philippines, Inc. and Subsidiaries | **49.80** | 49.80 |
| International Capital and Financial Services | | |
| JG Summit (Cayman), Ltd. | **100.00** | 100.00 |
| JG Summit Philippines Ltd. and Subsidiaries | **100.00** | 100.00 |
| JG Summit Limited | **100.00** | 100.00 |
| JG Summit Capital Services Corporation and Subsidiaries | **100.00** | 100.00 |
| Express Holdings, Inc. and a Subsidiary | **100.00** | 100.00 |

| Companies | Effective Percentage of Ownership 2007 | 2006 |
|---|---|---|
| Petrochemicals | | |
| JG Summit Petrochemical Corporation | **82.28** | 82.28 |
| Air Transportation | | |
| Cebu Air, Inc. | **100.00** | 100.00 |
| CP Air Holdings, Inc. | **100.00** | 100.00 |
| Supplementary Businesses | | |
| Premiere Printing Company, Inc. | **100.00** | 100.00 |
| Terai Industrial Corporation | **100.00** | 100.00 |
| Unicon Insurance Brokers Corporation | **100.00** | 100.00 |
| Hello Snack Foods Corporation | **100.00** | 100.00 |
| JG Cement Corporation | **100.00** | 100.00 |
| Cebu Pacific Manufacturing Corporation | **100.00** | 100.00 |
| Savannah Industrial Corporation | **100.00** | 100.00 |

Under PFRS, it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and substantially all subsidiaries in supplementary businesses.

## 2. INVENTORIES

| This account consists of inventories held: | June 30, 2007 (Unaudited) | December 31, 2006 (Audited) |
|---|---|---|
| At cost: | | |
| Raw materials | **P3,074,857** | P2,481,293 |
| Finished goods | **2,853,391** | 1,461,824 |
| | **5,928,248** | 3,943,117 |
| At NRV: | | |
| Spare parts, packaging materials and other supplies | **2,670,438** | 2,261,813 |
| Work-in-process | **163,298** | 200,338 |
| Subdivision land and condominium and residential units held for sale | **1,788,766** | 1,788,468 |
| By-products | **12,565** | 18,038 |
| | **4,635,067** | 4,268,657 |
| Materials in-transit | **1,152,027** | 739,519 |
| | **P11,715,342** | P8,951,293 |

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed inventories or their sales proceeds.

## 3. LONG-TERM DEBT

Long-term debt is summarized as follows:

| | June 30, 2007 (Unaudited) | December 31, 2006 (Audited) |
|---|---|---|
| **Parent Company:** | | |
| Bayerische HypoVereinsbank AG (HypoVereinsbank) loan | **P3,757,190** | P4,525,351 |
| **Subsidiaries** | | |
| **Foreign currencies:** | | |
| Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR | **17,902** | 35,969 |
| US$100 million 8 3/8% Notes Due 2006 | **-** | 1,869,297 |
| US$300 million 8.25% Notes Due 2008 | **13,408,837** | 14,193,794 |
| US$125 million 9% Notes Due 2008 | **5,269,141** | 6,250,682 |
| US$200 million 8.25% Notes Due 2012 | **9,608,605** | 9,976,990 |
| US$300 million 8% Notes Due 2013 | **12,039,512** | 12,760,331 |
| Zero Coupon 12% Convertible Bonds Due 2013 | **1,947** | 2,000 |
| Various borrowings from HypoVereinsbank, interest rates ranging from 1.12% to LIBOR + 0.75% | **301,670** | 385,330 |
| Various term loan facilities, interest rates ranging from LIBOR + 0.75% to 2.70% | **5,498,312** | 4,894,650 |
| Export Credit Loan Agreement | **14,472,376** | 12,407,415 |
| Minimum purchase agreement | **92,480** | 220,635 |
| | **60,710,782** | 62,997,093 |
| **Philippine Pesos:** | | |
| Borrowing from a local bank | **-** | 500,000 |
| P1,000 Million Loan | **1,000,000** | 1,000,000 |
| P1,000 Million Bonds | **670,000** | 670,000 |
| Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations | **52,353** | 52,416 |
| | **1,722,353** | 2,222,416 |
| | **66,190,325** | 69,744,860 |
| Less current portion | **9,867,720** | 5,835,973 |
| | **P56,322,605** | P63,908,887 |

The exchange rate used to restate the foreign currency denominated long-term borrowings as of June 30, 2007 was P46.24:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P48.28:US$1.

## 4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of June 30, 2007 and 2006:

| | Quarters Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| Net income | **P2,092,563** | P168,136 | **P3,838,443** | P4,049,459 |
| Weighted average number of common shares | **6,797,191,657** | 6,797,191,657 | **6,797,191,657** | 6,797,191,657 |
| Basic earnings per share | **P0.31** | P0.02 | **P0.56** | P0.60 |

## 5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International capital and financial services
g. Air transportation
h. Other supplementary businesses

| | REVENUES | | EXPENSES | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| Continuing operations | | | | |
| Foods | **P18,308,580** | P18,044,997 | **P17,406,884** | P17,209,749 |
| Air transportation | **7,547,917** | 4,436,735 | **5,473,741** | 4,363,910 |
| Real estate and hotels | **3,981,871** | 3,343,496 | **3,253,138** | 2,641,193 |
| Telecommunications | **3,979,969** | 3,971,543 | **4,128,133** | 4,690,183 |
| Petrochemicals | **1,367,466** | 2,909,322 | **1,706,981** | 2,983,714 |
| Other supplementary businesses | **15,601** | 18,670 | **17,007** | 15,396 |
| Parent/International capital & financial services | **6,369,308** | 6,408,825 | **5,424,251** | 3,127,756 |
| | **41,570,712** | 39,133,588 | **37,410,135** | 35,031,901 |
| Discontinued operations | | | | |
| Textile | **391,505** | 1,206,603 | **713,639** | 1,241,955 |
| Printing | **-** | 27,214 | **-** | 44,090 |
| | **P41,962,217** | P40,367,405 | **P38,123,774** | P36,317,946 |

| | NET INCOME | | TOTAL ASSETS | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| Continuing operations | | | | |
| Foods | **P901,696** | P835,248 | **P58,280,425** | P56,806,305 |
| Air transportation | **2,074,176** | 72,825 | **24,200,227** | 15,052,678 |
| Real estate and hotels | **728,733** | 702,303 | **33,865,248** | 27,602,532 |
| Telecommunications | **(148,164)** | (718,640) | **60,027,116** | 55,856,018 |
| Petrochemicals | **(339,515)** | (74,392) | **5,744,015** | 7,919,237 |
| Other supplementary businesses | **(1,406)** | 3,274 | **232,581** | 342,726 |
| Parent/International capital & financial services | **945,057** | 3,281,069 | **41,874,648** | 46,114,592 |
| | **4,160,577** | 4,101,687 | **224,224,260** | 209,694,088 |
| Discontinued operations | | | | |
| Textile | **(322,134)** | (35,352) | **2,817,409** | 3,062,619 |
| Printing | **-** | (16,876) | **833** | 138,112 |
| | **P3,838,443** | P4,049,459 | **P227,042,502** | P212,894,819 |

| | LIABILITIES | | NET ASSETS (EQUITY + MI) | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| Continuing operations | | | | |
| Foods | **P22,889,270** | P25,997,331 | **P35,391,155** | P30,808,974 |
| Air transportation | **21,194,565** | 14,245,153 | **3,005,662** | 807,525 |
| Real estate & hotels | **12,788,075** | 13,169,350 | **21,077,173** | 14,433,182 |
| Telecommunications | **58,427,692** | 54,744,532 | **1,599,424** | 1,111,486 |
| Petrochemicals | **6,158,300** | 5,258,242 | **(414,285)** | 2,660,995 |
| Other supplementary businesses | **166,946** | 259,852 | **65,635** | 82,874 |
| Parent/International, capital & financial services | **9,416,611** | 13,541,067 | **32,458,037** | 32,573,525 |
| | **131,041,459** | 127,215,527 | **93,182,801** | 82,478,561 |
| Discontinued operations | | | | |
| Textile | **817,380** | 758,494 | **2,000,029** | 2,304,125 |
| Printing | **15,325** | 153,320 | **(14,492)** | (15,208) |
| | **P131,874,164** | P128,127,341 | **P95,168,338** | P84,767,478 |

**JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES**
**AGING OF RECEIVABLES**
**(In Thousands)**
**June 30, 2007**

| | TOTAL | UP TO SIX MONTHS | OVER SIX MONTHS TO ONE YEAR |
|---|---|---|---|
| TRADE RECEIVABLES | 11,011,887 | 7,009,611 | 4,002,276 |
| Less: Allowance for impairment loss | (3,185,983) | - | (3,185,983) |
| NET TRADE RECEIVABLES | 7,825,904 | 7,009,611 | 816,293 |
| NON-TRADE RECEIVABLES | | | |
| Finance receivables | 5,202,075 | 5,202,075 | - |
| Others | 3,669,778 | 2,602,657 | 1,067,121 |
| | 8,871,853 | 7,804,732 | 1,067,121 |
| | 16,697,757 | 14,814,343 | 1,883,414 |

# COVER SHEET

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

| ATTY. ROSALINDA F. RIVERA<br>Corporate Secretary | 633-7631 to 40 |
|---|---|
| Contact Person | Company Telephone Number |

| 1 2 | 3 1 | 1 7 - C | Second Thursday of June |
|---|---|---|---|
| Month | Day | FORM TYPE | Month Day |
| Fiscal Year | | | |

**Reply to the PSE ODiSy letter dated July 17, 2007 regarding the news article entitled "JG Summit to build power plant in Negros"**

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

| | N/A | N/A |
|---|---|---|
| Total No. of Stockholders | Domestic | Foreign |

---

**To be accomplished by SEC Personnel concerned**

File Number

LCU

Document I.D.

Cashier

STAMPS

**Remarks : pls. use black ink for scanning purposes**

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 18, 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

| Title of Each Class | Number of Shares of Common Stock Outstanding |
|---|---|
| **Common** | **6,797,191,657** |

11. Indicate the item numbers reported herein: **Item 9**

**SEC Form 17-C**

**JG SUMMIT HOLDINGS, INC.**

11. **Item 9 – Other Events**

**Please see the following attached documents:**

**Annex "A" – Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated July 17, 2007 in response to PSE ODiSy letter enclosed as Annex "B";**

**Annex "B" – PSE ODiSy letter dated July 17, 2007 addressed to the Company requesting for confirmation of the veracity of the information contained in the news article found in Annex "C" below;**

**Annex "C" – News article entitled "JG Summit to build power plant in Negros" which appeared in the July 17, 2007 issue of The Philippine Star.**

**- o –**

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**JG Summit Holdings, Inc.**
(Registrant)

**July 18, 2007**
(Date)

**Atty. Rosalinda F. Rivera**
**Corporate Secretary**
(Signature and Title)

/kca/

ANNEX "A"

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

July 17, 2007

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
Head, Disclosure Department

Ms. Christina Marie C. Fortes
Analyst, Disclosure Department

Gentlemen:

We refer to your letter dated July 17, 2007 requesting us to confirm/deny the veracity of the information contained in and to provide additional information, if any, on the news article entitled "JG Summit to build power plant in Negros" published in the July 17, 2007 issue of The Philippine Star which reported in part that:

> "Gokongwei-led JG Summit Holdings announced it will construct a multi-million energy generating plant in Negros to fuel the sugar mill and refinery of its sister firm Universal Robina Corp. (URC). JG Summit will put in P140 million for the construction of a 12-megawatt generating facility that will have an estimated yearly off-take of over 48 million kilowatt per hour.... JG Summit disclosed that it will eventually be creating a subsidiary company to run the 12MW generating facility. The project, which will be operational by October next year, will be located within the URC compound in Kabankalan Negros Occidental.... The power generation project has qualified to receive fiscal and non fiscal incentives from the Board of Investments (BOI).... x x x"

Please be advised that JG Summit Holdings, Inc. (the "Company") did not issue any press statement or announcement regarding the project referred to in the above-mentioned news article. The statements contained in the said news article were taken from the application for registration filed by the Company with the Board of Investments.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"

**ODiSy**

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

| | | |
|---|---|---|
| To | : | ATTY. ROSALINDA F. RIVERA<br>*Corporate Secretary* |
| Company | : | JG SUMMIT HOLDINGS, INC. |
| Subject | : | "JG Summit to build power plant in Negros" |
| Date | : | Tuesday, July 17, 2007, 2007 |

Dear Atty. Rivera:

This is in reference to the attached news article "JG Summit to build power plant in Negros" published in the July 17, 2007 issue of the Philippine Star. The article reported in part that:

> Gokongwei-led JG Summit Holdings announced it will construct a multi-million energy generating plant in Negros to fuel the sugar mill and refinery of its sister firm Universal Robina Corp. (URC). JG Summit will put in P140 million for the construction of a 12-megawatt generating facility that will have an estimated yearly off-take of over 48 million kilowatt per hour.... JG Summit disclosed that it will eventually be creating a subsidiary company to run the 12MW generating facility. The project, which will be operational by October next year, will be located within the URC compound in Kabankalan Negros Occidental....The power generation project has qualified to receive fiscal and non fiscal incentives from the Board of Investments (BOI)...

Please confirm/deny the veracity of the above-quoted news article and provide additional information, if any, via **ODiSy before 4:00 p.m. today, July 17, 2007,** so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,

***(Original Signed)***
**CHRISTINA MARIE C. FORTES**
***Analyst, Disclosure Department***

**Noted by:**

***(Original Signed)***
**ATTY. PETE M. MALABANAN**
***Head, Disclosure Department***

ANNEX "C"

# JG Summit to build power plant in Negros

By MA. ELISA P. OSORIO

Gokongwei-led JG Summit Holdings announced it will construct a multi-million energy generating plant in Negros to fuel the sugar and mill refinery of its sister firm Universal Robina Corp. (URC).

JG Summit will put in P140 million for the construction of a 12-megawatt generating facility that will have an estimated yearly off-take of over 48 million kilowatt per hour.

The Bagasse Fired Power Generating Plant, located in Kabankalan Negros Occidental, will be 98.65 percent Filipino owned while the remaining 1.35 percent will be foreign owned.

JG Summit disclosed it will eventually be creating a subsidiary company to run the 12 MW generating facility.

The project, which will be operational by October next year, will be located within the URC compound in Kabankalan Negros Occidental. The plant will create 25 new jobs.

The power generated will be used by URC sugar mill and refinery. By the start of the plant's commercial operations, it will be URC's primary power provider independent from URC's manufacturing operations.

Meanwhile, the publicly listed company said any excess power to be generated will be offered to the grid or local electric distributors. JG Summit said this could potentially be the nearest local cooperative, which is Negros Occidental Electric Cooperative (NONECO).

The power generation project has qualified to receive fiscal and non-fiscal incentives from the Board of Investments (BOI), the investment monitoring arm of the Department of Trade and Industry.

It was registered as a new operator and classified under the energy - power generation of the Investment Priority Plan (IPP) of the government.

The project will be using indigenous and renewable energy source specifically the bagasse fired power generation.

The project is in support of the government's program to encourage private sector participation and promote utilization of indigenous and renewable energy sources in power generation to reduce dependence on imported fuel as endorsed by the Department of Energy.

END